1 / 3 FERROVIAL SE ANNOUNCES AN INTERIM CASH DIVIDEND Amsterdam, 4 December 2024 – On the back of forecast cash levels at year- end, Ferrovial SE ("Ferrovial", Ticker: "FER") declares an additional interim cash dividend of EUR 0.0346 per Ferrovial share against Ferrovial's reserves, which, based on the number of Ferrovial shares outstanding as of the close of trading on 3 December 2024, would amount to an aggregate dividend of approximately EUR 25 million1. As a result, the total cash dividend for the year 2024 would amount to approximately EUR 130 million. The repurchases of shares made in the year 2024 are expected to be exempt from Dutch Dividend Withholding Tax. Ferrovial shares will trade ex-dividend as of 13 December 2024 (the "European Ex-Dividend Date") on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"), and as of 16 December 2024 (the "US Ex-Dividend Date") on Nasdaq’s Global Select Market (“Nasdaq”). In compliance with applicable listing requirements, the dividend record date will be 16 December 2024. Payment of the cash dividend is expected to take place from 27 December 2024 onwards on the basis of share entitlements on the dividend record date. Distributions of the cash dividend will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in The Depository Trust Company ("DTC"), or (ii) as a holder of shares in registered form directly on the share register of Ferrovial, who will be paid in USD at the USD/EUR rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm fixing of 4 December 2024, being: 1.0490. The cash dividend is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the cash amount to be paid. If you are entitled to an exemption from Dutch dividend withholding tax on the cash dividend, please contact your bank or broker to receive the full distribution on the dividend payment date as set out above. In addition, local tax withholding may be applicable depending on the tax residency of the shareholders. 1 The final aggregate dividend amount will be determined on the basis of the total number of outstanding Ferrovial shares on the record date.

2 / 3 Additional information about the tax consequences of the cash dividend can be found at www.ferrovial.com/en/ir-shareholders/share-information/shareholder- remuneration. Ferrovial shareholders are advised to consult their tax advisors regarding these tax consequences in any relevant jurisdictions, including whether they may be entitled to an exemption from Dutch dividend withholding tax or can credit such tax. The following timetable applies: 13 December 2024 : European Ex-Dividend Date 16 December 2024 : US Ex-Dividend Date 16 December 2024 : Dividend record date From 27 December 2024 : Dividend payment date If relevant changes to the timetable are made, they will be announced to the market. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim cash dividend, including the expected main milestones of the interim cash dividend process. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on current estimates or expectations of future events and are subject to risks and uncertainties and actual expectations could differ materially from those indicated by these statements. The forward-looking statements included in this announcement are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement. The information, opinions, and forward-looking statements contained in this announcement are made and based on information available at the time of the release, speak only as at its date and are subject to change without notice. The Company assumes no obligation to update any forward-looking statement.

3 / 3 About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on the Dutch and Spanish Stock Exchanges and on Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.